Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”, “we”, “us” or “our”) for the three-month period ended March 31, 2016 is as of May 12, 2016. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Cardiome is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements for the three months ended March 31, 2016 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of BRINAVESS™ and AGGRASTAT®, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck & Co., Inc., known as Merck Sharp & Dohme (“MSD”) outside Canada and the United States, our intention to continue discussions with the U.S. Food and Drug Administration regarding potential development plans for the vernakalant programs in the United States, and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent amended Annual Report on Form 40-F/A filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov or the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

OVERVIEW

Cardiome is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, BRINAVESS™ and AGGRASTAT®, which are commercially available in markets outside of the United States, and commercialization rights to marketed cardiology products, ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), in certain European countries. We have also licensed commercialization rights to a drug/device combination product, TREVYENT®, for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States.

BRINAVESS™ (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults (for non-surgery patients with AF of seven days or less) and for use in post-cardiac surgery patients with AF of three days or less. BRINAVESS™ is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

AGGRASTAT® (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. AGGRASTAT® is currently registered and approved in more than 60 countries worldwide. We acquired the ex-U.S. marketing rights to AGGRASTAT® as part of the transaction in which we also acquired Correvio LLC (“Correvio”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

Both BRINAVESS™ and AGGRASTAT® are available commercially outside of the United States either directly through our own sales force in Europe or via our global distributor and partner network. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

ESMOCARD® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD® is also indicated for tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention.

TREVYENT® is a development stage drug product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

BRINAVESS™ (Vernakalant (IV))

BRINAVESS™, the intravenous formulation of vernakalant hydrochloride, is an antiarrhythmic medicine for the treatment of AF. AF occurs when the electrical signals in the heart’s upper chambers (atria) beat in an uncoordinated and uncontrolled fashion. This can cause irregular and oftentimes rapid heart rhythms. Patients with AF frequently experience symptoms such as palpitations, chest pain, shortness of breath, fatigue, light-headedness, and fainting. AF also increases the risks for stroke and development of heart failure. BRINAVESS™ acts preferentially in the atria to block ionic currents and normalise the electrical signals converting the patient’s heart rhythm to sinus rhythm. BRINAVESS™ is approved in certain countries for the rapid conversion of recent onset AF to sinus rhythm in adults, for non-surgery patients (AF ≤ 7 days duration) and for post-cardiac surgery patients (AF ≤ 3 days duration).

We have exclusive, global development and marketing rights to BRINAVESS™, and are responsible for all future development and commercialization of the product, subject to ongoing transfer of certain rights from MSD and its affiliates. Transfers have been delayed in certain jurisdictions due to routine regulatory requirements.

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, the FDA notified Astellas that the application was approvable. After discussions between the FDA and Astellas, a confirmatory Phase 3 clinical trial (“ACT 5") was initiated in October 2009 under a Special Protocol Assessment. In October 2010, a clinical hold was placed on ACT 5 following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with AF who received vernakalant (IV). The ACT 5 study was terminated. As of the date of this MD&A, the clinical program for vernakalant (IV) remains on hold in the United States. In 2013, when sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the NDA for vernakalant (IV) were transferred to us from MSD, we initiated discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. The program remains on clinical hold pending agreement of a suitable development path.

In December 2015, we announced the filing of a New Drug Submission (“NDS”) with Health Canada’s Therapeutic Products Directorate (the “TPD”) seeking Canadian approval of vernakalant (IV) for the rapid conversion of recent onset AF to sinus rhythm in adults with AF for up to seven days. The TPD will complete a detailed review of the NDS and provide a decision on the approvability of BRINAVESS™. Health Canada’s target NDS review time is 300 days.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (“the Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million. In July 2009 MSD submitted a Marketing Authorization Application (“MAA”) to the European Medicines Agency (“EMA”) seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, vernakalant (IV) received marketing approval under the trade name BRINAVESS™ in the European Union, Iceland and Norway. After receipt of marketing approval, MSD began its commercial launch of BRINAVESS™ in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. In April 2013 we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for BRINAVESS™ in the European Union and of the responsibility to complete the post-marketing study for BRINAVESS™. Since this date, we have been supplying BRINAVESS™ under our own trade dress in the European Union.

In September 2013, we entered into an agreement with MSD for the continued transfer of marketing authorizations. On a per country basis, regulatory and commercialization responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfers have been delayed in certain jurisdictions.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize BRINAVESS™ in China, Taiwan, and Macau and to re-launch BRINAVESS™ in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize BRINAVESS™ in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm agreed to an upfront payment of $1 million and specific annual commercial goals for BRINAVESS™. We are also eligible to receive regulatory milestone payments of up to $3 million.

In August 2015, we announced that the Secretary of State for the U.K. Department of Health approved pricing for BRINAVESS™. The approved amount represents a maximum price per vial of BRINAVESS™ in the United Kingdom. It is consistent with pricing in other territories and our economic forecasts. Pricing approval is a step on the path to formulary coverage.

In January and March 2016, we filed Marketing Authorization Applications with the Kingdom of Saudi Arabia’s Saudi Food and Drug Authority and the United Arab Emirates Ministry of Health, respectively, seeking approval of BRINAVESS™.

Development

We are conducting a post-approval safety study in the European Union as part of our follow-up measures with the EMA. This 2,000 patient observational study will collect information about patients receiving BRINAVESS™, to characterize the normal use and dosing of the product, and to provide better estimates of the incidence of medically significant health outcomes of interest. The study was initiated in September 2011.

In China, Eddingpharm completed a Phase 1 study and plans are underway for the initiation of a Phase 3 trial in AF patients in 2016.

Vernakalant (oral)

Vernakalant (oral) is being developed as an oral maintenance therapy for the long-term prevention of AF recurrence. Two Phase 2 clinical trials have been completed.

As part of the Collaboration Agreements, MSD acquired exclusive rights for the development and commercialization of vernakalant (oral). In March 2012, MSD informed us of its decision to discontinue further development and in September 2012, MSD returned global marketing and development rights to us. The IND was transferred to us in 2013. In January 2016, we submitted an application for orphan drug designation for vernakalant (oral) for the prevention of post-operative AF in patients undergoing coronary artery bypass graft surgery to the FDA's Office of Orphan Products Development.

AGGRASTAT® for Acute Coronary Syndrome

AGGRASTAT® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. AGGRASTAT® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both STEMI – ST-elevation myocardial infarction, and NONSTEMI – non-ST-elevation myocardial infarction). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. AGGRASTAT® is administered intravenously, and has been on the market for many years.

Applications for the extension of the indication statement for AGGRASTAT® are continuing worldwide, most recently with the submission of a supplemental NDS in Canada in July 2015.

In September 2015, we entered into an agreement with Mitsubishi Tanabe Pharma Europe Ltd. (“MTPE”), a subsidiary of Mitsubishi Tanabe Pharma Corporation headquartered in Japan, to co-promote AGGRASTAT® and MTPE’s EXEMBOL® (argatroban monohydrate) in the United Kingdom. EXEMBOL® is indicated for anticoagulation in adult patients with heparin-induced thrombocytopenia type II who require parenteral antithrombotic therapy. The co-promotion agreement is for an initial term of three years.

ESMOCARD® and ESMOCARD LYO®

During 2015, we continued to evaluate in-licensing and acquisition opportunities that complemented our product and operational capabilities. As a result, in May 2015, we entered a commercialization agreement with AOP to sell AOP’s cardiovascular products, ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride) in Italy, France, Spain and Belgium.

Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interferes with electrical signals coming from the sinoatrial node - the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised.

ESMOCARD (esmolol hydrochloride) is available in two presentations including a 10mg/ml 10ml solution for injection (branded as ESMOCARD®) and a 2500mg powder for concentrate for solution for infusion (branded as ESMOCARD LYO®). ESMOCARD is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. ESMOCARD is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. ESMOCARD is not intended for use in chronic settings.

TREVYENT®

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product TREVYENT® (treprostinil) in Europe, Canada and the Middle East.

Pursuant to the License Agreement, SteadyMed granted us an exclusive royalty-bearing license to commercialize TREVYENT® in Europe, Canada and the Middle East if TREVYENT® is approved for the treatment of pulmonary arterial hypertension in such regions. Under the License Agreement, SteadyMed will receive $12.25 million in connection with regulatory and sales milestones, including an upfront payment of $3 million. We have agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future TREVYENT® sales.

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy produced by United Therapeutics Corporation.

TREVYENT® is a development stage drug product that combines SteadyMed’s PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

In January 2016, we announced that the EMA approved our request to review TREVYENT® under the Centralised Authorisation Procedure drug review process. This procedure results in a single marketing authorization that is valid in all 28 European Union countries and three European Economic Area countries.

Product Portfolio

The following table summarizes our portfolio of products:

Program	Stage of Development
BRINAVESS™ (Vernakalant (IV)) EU & ROW	Approved in approximately 50 countries worldwide, including those in the European Union.

BRINAVESS™ (Vernakalant (IV)) US	On clinical hold. Seven global Phase 3 clinical trials reported.

Vernakalant (oral)	Two Phase 2 clinical trials completed.

AGGRASTAT® (tirofiban hydrochloride) Ex-US	Approved in more than 60 countries worldwide.

ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride)	Approved for pre-registration in Europe.

TREVYENT®	Pre-registration worldwide.

CORPORATE UPDATE

License Agreement

On May 5, 2016 (“Effective Date”), we announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and Canada and XYDALBA™ in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada. As consideration for the rights and licenses granted, we shall make a non-refundable payment to Allergan of $13.0 million to be paid in two installments; $5.0 million to be paid on or before 45 days after the Effective Date and $8.0 million to be paid on or before 135 days after the Effective Date. Additional non-refundable milestone payments will be due to Allergan upon our achievement of various milestones. We shall also make quarterly royalty payments to Allergan based on annual net sales.

Filing of Shelf Prospectus

We filed a short form base shelf prospectus with the securities regulatory authorities in Canada, other than Quebec, and the United States Securities and Exchange Commission (the “SEC”) under a registration statement on Form F-10 on March 1, 2016 (together, the “Base Shelf Prospectuses”). The Base Shelf Prospectuses provide for the potential offering in Canada and the United States of up to an aggregate of $250.0 million of our common shares, preferred shares, debt securities, warrants, subscription receipts and units from time to time over a 25-month period.

Purchase Agreement with Lincoln Park Capital Fund, LLC

In connection with the filing of the Base Shelf Prospectuses, we also filed a new prospectus supplement pertaining to sales under the previously-announced Purchase Agreement dated January 12, 2016 (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Under the terms of the Purchase Agreement, at our sole discretion, we may sell up to an aggregate of $20.0 million of our common shares to LPC from time to time over the 24-month term of the Purchase Agreement, subject to the conditions and limitations set forth in the agreement. There are no upper limits to the price LPC may pay to purchase common shares from us and the purchase price of any common shares sold to LPC will be based on the then prevailing market prices of the common shares. We may terminate the Purchase Agreement at any time, at our sole discretion, without any monetary cost or penalty to us upon one business day’s written notice to LPC. Under the terms of the agreement, LPC will not cause or engage, in any manner whatsoever, any direct or indirect short selling or hedging of our common shares and is obligated to purchase our common shares at such times and in such amounts as determined by us in accordance with the terms and conditions of the Purchase Agreement.  Our closing share price must be equal to or greater than US$5.00 in order for a purchase to be effected. In consideration for entering into the agreement, we issued 48,856 common shares to LPC as a commitment fee. We plan to use the net proceeds, if any, for general corporate purposes. We have sold 160,000 common shares to LPC for gross proceeds of $0.8 million under the Purchase Agreement. As of the date of this MD&A, $6.9 million remains available for issuance under the new prospectus supplement.

Amended and Restated At Market Issuance Sales Agreement

In connection with the filing of the Base Shelf Prospectuses, we also filed a new prospectus supplement pertaining to sales under the previously-announced Amended and Restated At Market Issuance Sales Agreement dated March 7, 2016 (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”).

Under the terms of the Sales Agreement, we may sell, from time to time, through “at-the-market” offerings with FBR and MLV as agents, such common shares as would have an aggregate offer price of up to US$30.0 million. FBR and MLV, at our discretion and instruction, will use their commercially reasonable efforts to sell the common shares at market prices from time to time. The Sales Agreement amends and restates the At Market Issuance Sales Agreement dated February 18, 2014 (the “Original Sales Agreement”) with MLV. We entered into the Sales Agreement only as a result of the acquisition by FBR of MLV.

We did not issue any common shares under the Sales Agreement during the three months ended March 31, 2016. We intend to use the net proceeds, if any, for general corporate purposes. As of the date of this MD&A, $6.9 million remains available for issuance under the new prospectus supplement. During the year ended December 31, 2015, we issued 554,247 of our common shares under the Original Sales Agreement for gross proceeds of $5.3 million.

Senior Secured Term Loan Facility

On July 18, 2014, we announced the closing of a senior, secured term loan facility with MidCap Financial, LLC for up to $22.0 million (the “Term Loan Facility”) in two tranches bearing interest at a rate of LIBOR plus 8%. The first tranche of $12.0 million is available for working capital and general corporate purposes. The second tranche of up to $10.0 million to support a product or company acquisition expired on December 31, 2015. The Term Loan Facility carries a term of 48 months and is secured by substantially all of our assets. As at March 31, 2016, $12.0 million of the first tranche has been drawn, and no amounts were drawn under the second tranche. $3.0 million in principal repayments have been made to MidCap Financial, LLC.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the three months ended March 31, 2016 and 2015 and as at March 31, 2016 and December 31, 2015 as follows:

(In thousands of U.S. dollars, except as	Three months ended March 31,
otherwise stated)	2016	2015
Statement of operations data:
Revenue	$7,090	$5,497
Operating loss	(1,131)	(2,657)
Net loss	(1,234)	(3,887)

Loss per share – basic and diluted (in dollars)	$(0.06)	$(0.23)

	As at
	March 31, 2016	December 31, 2015
Balance sheet data:
Total assets	$44,085	$48,228
Long-term debt, net of unamortized debt issuance costs, including current portion	8,659	9,598
Deferred consideration, net, including current portion	4,589	5,097

RESULTS OF OPERATIONS

Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2015

We recorded a net loss of $1.2 million (loss per share of $0.06) for the three months ended March 31, 2016, compared to a net loss of $3.9 million (loss per share of $0.23) for the three months ended March 31, 2015. The decrease in net loss was due primarily to an increase in revenue.

Revenue

Revenue for the three months ended March 31, 2016 was $7.1 million compared to revenue of $5.5 million for the three months ended March 31, 2015. The increase was due primarily to an increase in distributor sales.

Gross Margin

Gross margin increased to 79.9% for the three months ended March 31, 2016, compared to 77.7% for the three months ended March 31, 2015. The change in gross margin is primarily due to changes in customer mix.

Selling, General & Administration Expense

Selling, general and administration (“SG&A”) expense was $6.3 million for the three-month periods ended March 31, 2016 and March 31, 2015. During the three months ended March 31, 2016, there was a decrease to our stock-based compensation expense as a result of market fluctuations in our share price. SG&A expense for the three months ended March 31, 2015 included the reversal of certain expenditures that were accrued in prior quarters.

Interest Expense

Interest expense was $0.4 million for the three months ended March 31, 2016, compared to $0.7 million for the three months ended March 31, 2015. The decrease was due primarily to lower interest expense incurred on the Term Loan Facility and deferred consideration.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2015. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

	Three months ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015

Revenue	$7,090	$4,717	$4,958	$5,738
Cost of goods sold	1,425	2,816	1,393	1,154
Selling, general and administration	6,268	8,268	8,028	8,381
Research and development	-	62	15	3,084
Interest expense	405	484	542	560
Net loss	(1,234)	(7,404)	(5,810)	(7,361)
Loss per share	(0.06)	(0.37)	(0.31)	(0.43)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014

Revenue	$5,497	$6,976	$7,807	$7,667
Cost of goods sold	1,224	3,618	2,673	2,243
Selling, general and administration	6,327	9,143	7,863	8,808
Research and development	62	99	234	59
Interest expense	674	508	495	226
Net loss	(3,887)	(6,486)	(4,367)	(4,240)
Loss per share	(0.23)	(0.39)	(0.26)	(0.26)

Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

In the second quarter of 2015, our net loss increased by $3.5 million to $7.4 million, or a loss of $0.43 per share. The increase was primarily due to an increase in research and development (“R&D”) expense of $3.0 million related to the upfront payment to SteadyMed under the License Agreement. In addition, SG&A expense increased by $2.1 million as the first quarter included the reversal of certain expenditures that had been accrued in prior quarters. These increases were partially offset by an increase in foreign exchange gains of $1.1 million that resulted from the change in the translation of our foreign currency denominated monetary balances.

In the third quarter of 2015, our net loss decreased by $1.6 million to $5.8 million, or a loss of $0.31 per share. The decrease was primarily due to a decrease in R&D expense and the reduction of an accrued liability for a potential payment to the Italian medicine authorities following a favourable outcome for us. This was offset by a decrease in revenue of $0.8 million due primarily to the timing of distributor sales and a decrease in AGGRASTAT® sales as a result of generic competition.

In the fourth quarter of 2015, our net loss increased by $1.6 million to $7.4 million, or a loss of $0.37 per share. The increase was primarily due to an increase in cost of goods sold related to a $1.1 million write-down of inventory in connection with the termination of a distribution agreement and a decrease in revenue due primarily to the timing of distributor sales and a decrease in AGGRASTAT® sales as a result of generic competition.

In the first quarter of 2016, our net loss decreased by $6.2 million to $1.2 million, or a loss of $0.06 per share. The decrease was primarily due to an increase in revenue and cost of goods sold and a decrease in SG&A expense. The increase in revenue was due primarily to an increase in distributor sales. The increase in gross margin was due primarily to a $1.1 million charge to cost of goods sold in the fourth quarter of 2015, in connection with the termination of a distribution agreement. The decrease in SG&A expense was due to lower expenditures associated with the timing of certain regulatory expenses and a decrease in stock-based compensation expense as a result of market fluctuations in our share price.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of AGGRASTAT® and BRINAVESS™, the issuance of common shares, and the Term Loan Facility.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended March 31
	2016	2015
Cash used in operating activities	$(5,218)	$(3,168)
Cash used in investing activities	(24)	(102)
Cash provided by (used in) financing activities	(718)	74
Effect of foreign exchange rate on cash and cash equivalents	(164)	(320)
Net decrease in cash and cash equivalents	$(6,124)	$(3,516)

At March 31, 2016, we had $11.5 million in cash and cash equivalents, compared to $17.7 million at December 31, 2015. The decrease in cash and cash equivalents for the three months ended March 31, 2016 was due primarily to $5.2 million of net cash used in operating activities.

Cash used in operating activities for the three months ended March 31, 2016 was $5.2 million, an increase of $2.0 million from $3.2 million for the three months ended March 31, 2015. The increase in cash used was due to a decrease in working capital contribution of $2.8 million, partially offset by an increase in gross margin. The decrease in working capital was due primarily to the timing of the collection of accounts receivable.

Cash used in investing activities for the three months ended March 31, 2016 and 2015 was $0.02 million and $0.1 million, respectively, related to the purchase of property and equipment and the incurrence of patent costs.

Cash used in financing activities for the three months ended March 31, 2016 was $0.7 million, compared to cash provided by financing activities of $0.1 million for the three months ended March 31, 2015. Cash used in financing activities for the three months ended March 31, 2016 primarily related to the repayment of $1.0 million under the Term Loan Facility and payment of our deferred consideration of $0.5 million. This was offset by gross proceeds of $0.8 million from common shares sold to LPC under the Purchase Agreement.

Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, research and development, regulatory approvals and business development. We will require cash to pay interest and make principal payments on the Term Loan Facility as well as the deferred consideration arising from the acquisition of Correvio.

Our future funding requirements will depend on many factors including:

•	the extent to which we will be successful in obtaining reimbursement for BRINAVESS™ in additional countries where it is currently approved;
•	the cost and outcomes of regulatory submissions and reviews for approval of BRINAVESS™ in additional countries;
•	the extent to which BRINAVESS™ will be commercially successful globally;
•	the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets;
•	the extent to which ESMOCARD® will be commercially successful in Italy, France and Belgium;
•	the cost and outcomes of regulatory submissions and reviews for approval of TREVYENT® in Europe, Canada and the Middle East;
•	the future development plans for our products in development;
•	the consummation of suitable business development opportunities;
•	the size, cost and effectiveness of our sales and marketing programs; and
•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements.

At March 31, 2016, we had working capital of $14.2 million, compared to $15.7 million at December 31, 2015. We believe that our cash on hand, the expected future cash inflows from the sale of our products, the net proceeds, if any, from the Purchase Agreement and the Sales Agreement and other financial vehicles will be sufficient to finance our working capital, operational, and capital needs for at least the next 12 months, including our obligations with respect to the Term Loan Facility and deferred consideration. If our existing cash resources together with the cash we generate from the sales of our products are insufficient to fund our working capital, operational, and capital needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements. Any sale of additional equity or debt securities may result in dilution to our shareholders. Debt financing may involve covenants limiting or restricting our ability to take specific actions, such as incurring additional debt or making capital expenditures. Moreover, our ability to obtain additional debt financing may be limited by the Term Loan Facility. If we seek to raise funds through collaboration or licensing arrangements with third parties, we may be required to relinquish rights to products, product candidates or technologies that we would not otherwise relinquish or grant licenses on terms that may not be favorable to us. There can be no assurance that we will be able to successfully obtain financing in the amounts or terms acceptable to us, if at all, in order to continue our operational activities. If we are unable to obtain financing to fund our development programs and strategic business development activities, we may be required to delay, reduce the scope of, or eliminate one or more of our planned development and commercialization activities, which could harm our future financial condition and operating results.

Contractual Obligations

As of March 31, 2016, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2016	2017	2018	2019	2020	There- after	Total
Commitments for clinical and other agreements	$2,713	-	-	-	-	-	$2,713
Supplier purchase commitment	840	-	-	-	-	-	840
Deferred consideration	2,078	2,511	-	-	-	-	4,589
Interest expense on deferred consideration	388	248	-	-	-	-	636
Term loan facility	3,000	4,000	2,000	-	-	-	9,000
Interest expense on term loan facility	489	354	50	-	-	-	893
Operating lease obligations	322	430	430	395	342	758	2,677
Total	$9,830	$7,543	$2,480	$395	$342	$758	$21,348

Outstanding Share Capital

As of May 12, 2016, there were 20,356,848 common shares issued and outstanding, and 1,466,657 common shares issuable upon the exercise of outstanding stock options (of which 1,037,883 were exercisable) at a weighted average exercise price of CAD $5.80 per share, and 130,441 restricted share units outstanding.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP. The accounting policies and methods of computation applied in the consolidated interim financial statements as at and for the three months ended March 31, 2016 are the same as those applied in the audited annual financial statements as at and for the year ended December 31, 2015, except as described below.

We adopted Accounting Standards Update (“ASU”) 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, issued by the Financial Accounting Standards Board (“FASB”) in April 2015. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. As a result of the adoption, we reclassified unamortized debt issuance costs of $107 and $88 as of March 31, 2016 and December 31, 2015, respectively, from other assets to a reduction in the current portion of long-term debt and $234 and $314 as of March 31, 2016 and December 31, 2015, respectively, from other long-term assets to a reduction in long-term debt on the interim consolidated balance sheets.

We make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, impairment of long-lived assets, goodwill, amortization, stock-based compensation, and fair value measurements of financial instruments. We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from our estimates. The discussion on the accounting policies and estimates that require management's most difficult, subjective and complex judgments, and which are subject to a degree of measurement uncertainty, can be found on pages 16 to 18 of our 2015 MD&A, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Recent Accounting Pronouncements

Improvements to Employee Share-Based Payment Accounting

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance related to the new revenue standard. An entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

RELATED PARTY TRANSACTIONS

We did not enter into any material transactions with related parties during the three months ended March 31, 2016 and 2015.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We did not make any changes in our internal control over financial reporting during the three months ended March 31, 2016 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events occurring. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At March 31, 2016, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents and our long-term debt as these instruments bear interest based on current market rates.